SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated May 10, 2019, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2019	03/31/2018
Results of the period (nine-month period)	(9,065)	10,463
Attributable to:
Shareholders of the controlling company	(8,801)	8,381
Non-controlling interest	(264)	2,082

2. Other integral results of the period	in million ARS
	03/31/2019	03/31/2018
Other integral results of the period (nine-month period)	3,916	(5,663)
Attributable to:
Shareholders of the controlling company	480	(3,370)
Non-controlling interest	3,436	(2,293)

3. Total integral results of the period	in million ARS
	03/31/2019	03/31/2018
Total integral results of the period (nine-month period)	(5,149)	4,800
Attributable to:
Shareholders of the controlling company	(8,321)	5,011
Non-controlling interest	3,172	(211)

4. Equity details	in million ARS
	03/31/2019	03/31/2018
Share Capital	575	575
Treasury shares	4	5
Comprehensive adjustment of capital stock and of treasury shares	8,453	8,450
Additional paid-in capital	9,306	9,306
Premium for trading of treasury shares	50	50
Legal Reserve	310	310
Special Reserve (Resolution CNV 609/12)	6,017	6,017
Cost of treasury share	(116)	(119)
Changes in non-controlling interest	(3,100)	(1,923)
Reserve for share-based payments	143	111
Reserve for future dividends	1,083	1,083
Revaluation Surplus	77	-
Reserve for conversion	1,258	(453)
Special Reserve	45,721	3,835
Reserve for coverage instruments	13	35
Reserve for defined benefit plans	(240)	(155)
Other subsidiary reserves	69	68
Retained earnings	(24,320)	23,053
Shareholders’ Equity attributable to controlling company’s shareholders	45,303	50,248
Non-controlling interest	54,179	44,344
Total shareholder's equity	99,482	94,592

5. Adjustments of previous results	in million ARS
03/31/2019
Change in the valuation method of investment properties	(216)
Attributable to:
Shareholders of the controlling company	(211)
Non-controlling interest	(5)

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 359,102,211 shares directly and indirectly (through Helmir S.A.), which represents 62.4% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on March 31, 2019, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 213,376,745 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 36.87% of the issued share capital.

As of March 31,2019 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on March 31, 2019, the following can be highlighted:

●
Net result for the 9 month period of fiscal year 2019 registered a loss of ARS 9,065 million, 186.6% lower than the gain registered in the same period of 2018, mainly explained by lower results from changes in the fair value of investment properties and higher financial losses as a result of the exchange depreciation in Argentina Business Center.

●
Adjusted EBITDA for the nine-month period of FY 2019 was ARS 13,380 million (ARS 3,995 million from Argentina Business Center and ARS 9,835 million from Israel Business Center), increasing by 6.9% with respect to the same period of FY 2018.

●
Adjusted EBITDA of Argentina rental segment grew by 7.1% compared to the same period of previous fiscal year, mainly driven by the office and hotel segments, which have income in dollars, partially offset by a decrease of 13.9% in the shopping malls segment.

●
We reached 94.5% occupancy in shopping centers, 91.4% in offices and 69.3% in our hotels´ portfolio.

●
On May 2019, as a subsequent event, the company issued a bond in the local market for USD 96.3 million due November 2020 at a fixed dollar interest rate of 10%. The funds will be used to refinance short-term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 10, 2019